82-5762

Michael Page

INTERNATIONAL

Corporate Office, 8 Bath Road, Slough, Berkshire SL1 3SA Tel: 01753 849300 Fax: 01753 849386

02 MAR -1 AM 8:50

13 February 2002

02015581

Mary Cassio
Securities and Exchange Commission
Office of International Corporate Finance
Room 3094 (Stop 3-2)
450 Fifth Street NW
Washington DC 20549
USA

PROCESSED
MAR 05 2002
THOMSON FINANCIAL

P SUPPL

Dear Ms Cassio

Michael Page International plc – Rule 12g3-2(b) Exemption

For the purposes of the above Company's on-going reporting obligations under the above exemption, I enclose a copy of the following submissions:-

1. Notification of the release of full year results.
2. Change of company secretary.
3. Substantial shareholders notification – Prudential Plc.
4. Substantial shareholders notification – Fidelity International Ltd.

This information is being furnished pursuant to Rule 12g3-2(b) of the Securities Exchange Act 1934.

Yours sincerely

Jeremy Tatham
Group Reporting Accountant

Direct Line 01753 849338
jeremytatham@michaelpage.com

dlw 3/4

Company	Michael Page International PLC
TIDM	MPI
Headline	Notice of Results
Released	16:19 6 Feb 2002
RNS Number	0887R

6 February 2002

RELEASE OF FULL YEAR RESULTS

Michael Page International plc will release its Full Year Results on Monday 25 February 2002.

- Ends -

Enquiries:

Financial Dynamics **Tel: 020 7269 7291**
Richard Mountain

END

Company website

RNS Full Text Announcement

Company	Michael Page International PLC
TIDM	MPI
Headline	Company Secretary Change
Released	11:39 23 Jan 2002
RNS Number	3842Q

RNS Number:3842Q
Michael Page International PLC
23 January 2002

On 22 January Mr Stephen Puckett resigned as Company Secretary and Mr Richard McBride was appointed with immediate effect.

END

Company website

RNS Full Text Announcement

Company	Michael Page International PLC
TIDM	MPI
Headline	Holding in Company
Released	17:48 21 Dec 2001
RNS Number	1387P

RNS Number:1387P
Michael Page International PLC
21 December 2001

DEALINGS BY SUBSTANTIAL SHAREHOLDERS

1) NAME OF COMPANY

MICHAEL PAGE INTERNATIONAL PLC

2) NAME OF SHAREHOLDER HAVING A MAJOR INTEREST

PRUDENTIAL PLC AND CERTAIN OF ITS SUBSIDIARIES

3) Please state whether notification indicates that it is in respect of holding of the Shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

FUNDS UNDER MANAGEMENT

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them.

SEE BELOW

5) Number of shares/amount of stock acquired.

N/A

6) (N/A %) of issued Class

7) Number of shares/amount of stock disposed

129,905

8) (0.04%) of issued Class

9) Class of security

ORDINARY SHARES

10) Date of transaction

20 DEC 01

11) Date company informed

21 DEC 01

12) Total holding following this notification

14,988,428

13) Total percentage holding of issued class following this notification

3.99%

14) Any additional information

N/A

15) Name of contact and telephone number for queries

DAVID WISE - 01753 849335

16) Name and signature of authorised company official responsible for making this notification

Date of Notification 21 DEC 2001

Notifiable Position Report for MICHAEL PAGE INTL ORD GBP0.01
as at 20 December 2001

Percentage holdings are calculated using an issued share capital of 375,000,000 ORD GBP0.01 shares

	Registered Holder	Holding	%	
Prudential Plc		14,988,428	3.99	Total Notifiable Holding
	MAGIM HSBC GIS NOM(UK)SALI	145,000		
	PRUCLT HSBC GIS NOM(UK)PAC AC	14,783,428		
	PRUCLT HSBC GIS NOM(UK)PPL AC	60,000		
The Prudential Assurance Company Limited		14,988,428	3.99	
	MAGIM HSBC GIS NOM(UK)SALI	145,000		
	PRUCLT HSBC GIS NOM(UK)PAC AC	14,783,428		
	PRUCLT HSBC GIS NOM(UK)PPL AC	60,000		

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Company	Michael Page International PLC
TIDM	MPI
Headline	Holding(s) in Company
Released	17:38 17 Jan 2002
RNS Number	1527Q

RNS Number:1527Q
Michael Page International PLC
17 January 2002

DEALINGS BY SUBSTANTIAL SHAREHOLDERS

1) NAME OF COMPANY

MICHAEL PAGE INTERNATIONAL PLC

2) NAME OF SHAREHOLDER HAVING A MAJOR INTEREST

FIDELITY INTERNATIONAL LTD

3) Please state whether notification indicates that it is in respect of holding of the Shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

NON-BENEFICIAL INTEREST

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them.

SEE BELOW

5) Number of shares/amount of stock acquired.

N/A

6) (N/A %) of issued Class

7) Number of shares/amount of stock disposed

1,176,633

8) (0.31 %) of issued Class

9) Class of security

ORDINARY SHARES

10) Date of transaction

15/1/02

11) Date company informed

17.1.2002

12) Total holding following this notification

25,083,802

13) Total percentage holding of issued class following this notification

6.69%

14) Any additional information

N/A

15) Name of contact and telephone number for queries

JEREMY TATHAM
01753-849338

16) Name and signature of authorised company official responsible for making this notification

Date of Notification ...17/1/2002....................

Amendment no 7

NOTIFICATIONS UNDER SECTIONS 198 TO 202 - U.K. COMPANIES ACT

1. Company in which shares are held: Michael Page International Plc

2. Notifiable Interest: Ordinary Shares

   Fidelity International Limited (FIL)
   P.O. Box HM 670
   Hamilton HMCX, Bermuda

   Parent holding company for various direct and indirect subsidiaries, including Fidelity Investment Services Ltd. (FISL) and Fidelity Pension Management (FPM), investment managers for various non-US investment companies and institutional clients. (See Schedule A for listing of Registered Shareholders and their holdings.)

3. The notifiable interests also comprise the notifiable interest of:

   Mr. Edward C. Johnson 3d
   82 Devonshire Street
   Boston, MA 02109

   A principal shareholder of Fidelity International Limited.

4. The notifiable interests include interest held on behalf of authorized unit trust schemes in the U.K., notwithstanding the exemption from reporting pursuant to Section 209 (1)(h) of the Companies Act 1985.

5. These notifications of disclosable interests constitute separate notifications of interest in the shares and are combined solely for the purposes of clarity. Nothing herein should be taken to indicate that Fidelity International Limited and its direct and indirect subsidiaries or Mr. Edward C. Johnson 3d act as a group or in concert in respect of the disclosed interests, or that they are required to submit these notifications on a joint basis.

6: The disclosable interests arise under section 208 (4)(b) of the Act, namely where a person, not being the registered holder, is entitled to exercise a right conferred by the holding of the shares or to control the exercise of such rights, or under section 203 of the Act respectively.

By Eric D. Roiter
Senior V.P. & General Counsel - FMR Co.
Duly authorized under Powers of Attorney dated December 30, 1997, by and on behalf of Fidelity International Limited and its direct and indirect subsidiaries.

Schedule A

Amendment no 7

Security: Michael Page International Plc

	SHARES HELD	MANAGEMENT COMPANY	NOMINEE/REGISTERED NAME
(Ordinary Shares)			
	6,514,762	FISL	Chase Nominees Ltd
	1,471,923	FPM	Chase Nominees Ltd
	1,405,911	FPM	Bankers Trust
	101,600	FPM	MSS Nominees Ltd
	1,906,281	FIL	Chase Nominees Ltd
	8,550,000	FIL	HSBC Client Holdings Nominee (UK) Limited
	284,244	FIL	BT Globenet Nominees Ltd
	1,317,481	FIL	RBS Trust Bank
	751,260	FIL	Nortrust Nominees Ltd
	626,390	FIL	Northern Trust
	74,188	FIL	Bank of New York - London
	203,842	FIL	JP Morgan
	141,160	FIL	State Street Nominees LTD
	264,010	FIL	Mellon Bank
	585,710	FIL	Bankers Trust
	84,370	FIL	KAS Associate
	100,850	FIL	RBS-EDINBURG
	699,820	FIL	State Street Bank & Trust

Total Ordinary Shares 25,083,802

Current ownership percentage: 6.69%

Shares in issue: 375,000,000

Change in holdings since last filing: (1,176,633) ordinary shares

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